UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Culp, Inc.

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

230215105

(CUSIP Number)

Mill Road Capital III, L.P.

Attn: Thomas E. Lynch

328 Pemberwick Road

Greenwich, CT 06831

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 230215105	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons Mill Road Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 586,169
	8.	Shared Voting Power
	9.	Sole Dispositive Power 586,169
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 586,169
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 230215105	13D	Page 3 of 7 Pages

1.	Names of Reporting Persons Mill Road Capital III GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 586,169
	8.	Shared Voting Power
	9.	Sole Dispositive Power 586,169
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 586,169
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 230215105	13D	Page 4 of 7 Pages

1.	Names of Reporting Persons Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 586,169
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 586,169

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 586,169
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 230215105	Page 5 of 7 Pages

This Amendment No. 2 to the joint statement on Schedule 13D with respect to the common stock, par value $0.05 (the “Common Stock”), of Culp, Inc., a North Carolina corporation (the “Issuer”), filed by Thomas E. Lynch, Mill Road Capital III GP LLC, a Cayman Islands limited liability company, and Mill Road Capital III, L.P., a Cayman Islands exempted limited partnership (collectively, the “Reporting Persons”) on December 13, 2022, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on December 7, 2023 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of an aggregate of 586,169 shares of Common Stock for $5,358,736.91 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions. The purchase price of shares acquired pursuant to the assignment of standard American-style, exchange-traded put options (“Put Options”) is not reduced by the premium received by the Reporting Persons upon sale of the Put Options.

2.	Paragraphs (a), (b), and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 12,469,903 shares of Common Stock issued and outstanding as of December 6, 2023, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended October 29, 2023. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of December 19, 2023, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 586,169 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Fund, and Mr. Lynch has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP. Accordingly, each of the Reporting Persons beneficially owns 586,169 shares of Common Stock, or approximately 4.7% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 586,169 shares of Common Stock, or approximately 4.7% of the outstanding shares of Common Stock.

CUSIP No. 230215105	Page 6 of 7 Pages

(c) No Reporting Person, other than the Fund as set forth in the table below and as described in Item 6, effected any transaction in shares of the Common Stock during the period from December 7, 2023 (the date on which Amendment No. 1 to the Schedule 13D was filed) to December 19, 2023 (the “Reporting Period”):

Date of Sale	Shares Sold (#)	Sale Price per Share ($)
12/08/2023	1,300	$5.0000
12/11/2023	2,800	$5.0000
12/15/2023	91,000	$5.0000

The above listed transactions were effected pursuant to the assignment of Call Options (as defined in Item 6). The sale prices do not reflect brokerage commissions paid.

3.	Item 6 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The table below lists the standard American-style, exchange-traded call options (“Call Options”) sold by the Fund during the Reporting Period that are outstanding as of December 19, 2023. Each of the below listed transactions was conducted in the ordinary course of business on the open market for cash, and the sale prices do not reflect brokerage commissions paid.

Date of Sale of Call Options	Sale Price per Underlying Share of Call Option ($)	Underlying Shares (#) (100s)	Strike Price per Share ($)	Call Option Expiration Date
12/08/2023	$0.5261	75	$5.00	01/19/2024
12/14/2023	$0.6500	500	$5.00	01/19/2024

Each of these Call Options gives the option’s counterparty the right (but not the obligation) to purchase from the Fund, on or before the option’s expiration date, the number of shares of Common Stock underlying the option, at a purchase price per share equal to the option’s strike price per share. If a Call Option is exercised on or before its expiration date, the Fund must deliver the shares of Common Stock underlying the option in exchange for the option’s aggregate exercise price.

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

[signature pages follow]

CUSIP No. 230215105	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	December 19, 2023

MILL ROAD CAPITAL III, L.P.

By:	Mill Road Capital III GP LLC, its General Partner

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

MILL ROAD CAPITAL III GP LLC

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

THOMAS E. LYNCH

/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in-fact